Exhibit 99.1

Deborah R. Greenberg, Transformative Legal and Business Leader, Joins Draganfly as Chief Legal Officer

Los Angeles, CA. August 1, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that Deborah R. Greenberg, Former Chief Information and Chief Legal Officer at Canada Mortgage and Housing Corporation (CMHC), has joined Draganfly’s executive team as Chief Legal Officer.

Prior to having served as Chief Information Officer at CMHC, Ms. Greenberg was brought in to transform the legal team as Chief Legal Officer and Corporate Secretary. In that role, she was responsible for developing and overseeing the overall legal and governance framework for CMHC’s operations. Previously, she held the role of General Counsel at Aimia, where she led a North American team as they pursued leadership in the loyalty management space, most notably for the Aeroplan Program.

Ms. Greenberg started her law career at Davies Ward Phillips & Vineberg LLP, and left private practice to serve as legal advisor for various businesses, including Air Canada. Prior to her career in law, Ms. Greenberg held various positions in marketing and advertising.

In 2014, Ms. Greenberg won the prestigious Global Counsel Award in the General Commercial Law Category. In 2016, Ms. Greenberg was listed among the top 100 Canadian general counsel on the GC Powerlist, which recognizes corporate counsel who drive the legal business forward, and in 2019, Ms. Greenberg and her legal team at CMHC were listed on the GC Powerlist, Teams (Canada). Also in 2019, Deborah was listed among the Top 25 Most Influential Lawyers in Canada by Canadian Lawyer Magazine. In 2021, she was short listed for the Canadian General Counsel Award in the category of Business Achievement.

“I am really excited to join Draganfly and look forward to working with the team supporting the company’s continued growth as it scales this versatile technology for uses in an array of industries, including the environment and energy, public safety, and humanitarian arenas,” said Ms. Greenberg.

“Deborah’s passion and experience will help Draganfly in its next chapter of growth,” said Cameron Chell, President, and CEO of Draganfly. “We are very excited to have her join our team, and I look forward to working closely with her as we build on Draganfly’s success.”

Ms. Greenberg holds Bachelor’s degrees in Civil and Common law from McGill University, a Graduate Management diploma from McGill University, and a Bachelor’s degree in Psychology from Carleton University. She has also obtained both the ICD.D designation (governance) and the GCB.D designation (ESG).

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

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